Mail Stop 4561

April 21, 2006

Henry P. Hoffman
President and Chief Executive Officer
SiriCOMM, Inc.
2900 Davis Boulevard, Suite 130
Joplin, Missouri 64804

      Re: **SiriComm, Inc.**
               Amendment No. 1 to Registration Statement on Form SB-2
               Filed April 5, 2006
               File No. 333-132066

               Form 10-KSB/A for the fiscal year ended September 30, 2005
               Form 10-QSB/A for the Quarter Ended December 31, 2005
               File No. 0-18399

Dear Mr. Hoffman:

      We have limited our review of your amended filings to those issues we have addressed in our comments below. Where indicated, we think you should revise your filings in response to these comments. Please respond to our comments on your periodic report and other Exchange Act filings within 10 days of the date of this letter. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form SB-2/A

Management's Discussion and Analysis of Financial Condition and Results of Operations

Information Relating to Forward-Looking Statements, page 22

1.   We note your disclosure on 12 that your common stock is subject to the penny stock rules. Pursuant to our conversation with your counsel, Joel Schnieder of Sommer & Schneider LLP, please revise to remove this disclosure since the safe harbors afforded by Sections 27A and 21E are not available to penny stock issuers.

Please confirm that your future filings and public press releases will not refer to these safe harbors so long as your stock is subject to the penny stock rules.

Security Ownership of Certain Beneficial Owners and Management, page 35

2.   We note that your disclosure in the beneficial ownership table and in the selling shareholders table is as of February 13, 2006. Please update your disclosure in this section and in the selling security holders section so that it is presented as of the most recent practicable date.

Form 10-KSB/A for the fiscal year ended September 30, 2005

Item 8A. Controls and Procedures, page 37

Evaluation of Disclosure Controls and Procedures

3.   Your revised disclosure regarding the evaluation of your disclosure controls and procedures states that your disclosure controls and procedures are "still not effective" as of the end of the period covered by this report because of a material weakness that existed in your internal controls over financial reporting for the year ended September 30, 2004. However, it is unclear from your disclosure in this section the material weakness to which you are referring. On page 39, you state that the material weakness in your internal controls that resulted in your restatement "has since been remediated." However, you go on to state that as of September 30, 2005, you continue to lack the personnel and technical expertise necessary to ensure that a material weakness does not exist at this time. Revise your disclosure in this section to specifically identify the material weaknesses and/or significant deficiencies identified in connection with your evaluation of disclosure controls and procedures as of September 30, 2005. Please also describe the "additional analysis" you are performing to ensure your financial statements are prepared in accordance with US GAAP. This comment also applies to the disclosure in your amended Form 10-QSB for the quarter December 31, 2005.

Internal Control over Financial Reporting

4.   Please refer to prior comment 13 of our letter dated March 24, 2006. Your amended disclosure states that you considered current accounting standards in concluding that your recent restatement resulted from a material weakness in your internal controls. You also refer to your retention of an accounting consultant to assist you in the development of more effective internal control under the COSO criteria. As previously requested, please discuss the extent to which management

             believes the steps taken by it in reaching the conclusion vary, if at all, from steps that must be taken to conform to paragraph (a) of Item 308. In this regard, we note that you state you have undertaken a "voluntary assessment," but that this "process of assessment and remediation is not of the scope and did not include rigorous documentation of internal controls which will be required under Section 404." Please revise your disclosure to describe the scope of your assessment and how such assessment compares with the requirements of Section 404. This comment also applies to the disclosure in your amended Form 10-QSB for the quarter December 31, 2005.

5.   We note your disclosure that none of the actions described in the bullet points on page 40 were implemented in the quarter ended September 30, 2005. Please revise to provide the disclosure required by Item 308(c) of Regulation S-B. This comment also applies to the disclosure in your amended Form 10-QSB for the quarter December 31, 2005.

Form 10-QSB/A for the Quarter Ended December 31, 2005

Management's Response to the Material Weakness and Significant Deficiencies, page 21

6.   Please refer to prior comment 14 of our letter dated March 24, 2006. We note your revised disclosure on page 21. Please revise to disclose clearly the steps you took during the period covered by this report to remediate the identified material weakness and significant deficiencies and describe how such steps address the material weakness and/or significant deficiencies. Also revise to describe material remedial steps you intend to take in future periods. For example, your disclosure that "as of December 31, 2005, [you] did not begin preparing appropriate written documentation of [y]our financial controls procedures" may be confusing to investors. If you intend to take such actions in the future, revise to so state. As applicable, state the timeframe in which you anticipate taking such action. Your discussion of the material weakness and significant deficiencies existing as of the end of the period should take into account remedial actions taken in this and previous periods and should clarify the reasons why such material weaknesses continues to exist after such remedial measures where in place. Revise to disclose if any of the actions taken during the quarter ended December 31, 2005 were a change in your internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting. See Item 308(c) of Regulation S-B.

*   *   *   *   *

As appropriate, please amend your registration statement in response to these comments. Please respond to our comments on your periodic report and other Exchange Act filings April 28, 2006, or tell us when you expect to respond to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

If you have any questions regarding these comments, you may contact Rebekah Toton at (202) 551-3857 or me at (202) 551-3730.

Sincerely,

Mark P. Shuman
Branch Chief – Legal

cc: Via Facsimile (516) 228-8211
        Joel C. Schneider, Esq.
        Sommer & Schneider LLP
        Telephone: (516) 228-8181